UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________

FORM 11-K
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 0-10777

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL PACIFIC FINANCIAL CORP.
220 South King Street
Honolulu, Hawaii 96813

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Assets Available for Benefits

Statements of Changes in Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Exhibit Index

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

CENTRAL PACIFIC BANK

401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Central Pacific Bank
401(k) Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Central Pacific Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Honolulu, Hawaii
June 29, 2010

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Investments, at fair value:
Mutual funds	$58,422,338	43,394,602
Common stock fund	1,225,238	10,114,998
Collective trust fund	18,986,078	20,452,508
Total investments	78,633,654	73,962,108
Participant loans	1,454,374	1,242,857
Receivables:
Employer’s matching contribution	—	21,477
Total receivables	—	21,477
Assets reflecting all investments at fair value	80,088,028	75,226,442
Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(410,444)	267,381
Assets available for benefits	$79,677,584	75,493,823

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,389,164	(27,916,428)
Dividend income	1,149,804	2,544,262
Interest income	669,157	787,806
Total investment income (loss)	3,208,125	(24,584,360)
Contributions:
Participant	3,901,327	3,770,208
Employer – 401(k) matching	1,856,979	1,817,191
Rollovers	306,947	600,931
Total contributions	6,065,253	6,188,330
	9,273,378	(18,396,030)
Deductions:
Benefits paid	(5,052,265)	(4,074,088)
Administrative expenses	(37,352)	(64,619)
	(5,089,617)	(4,138,707)
Net increase (decrease)	4,183,761	(22,534,737)
Assets available for benefits:
Beginning of year	75,493,823	98,028,560
End of year	$79,677,584	75,493,823

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of the Plan

The following brief description of the Central Pacific Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement savings plan covering all employees of Central Pacific Bank and subsidiaries (the Bank) and certain other affiliated companies (note 8). The Plan permits employees to make participant contributions and receive base matching contributions after six months of service. Additionally, employees who have completed one year of employment and 1,000 hours of service during the year are entitled to share in any excess matching, discretionary profit sharing, and Employee Stock Ownership Plan (ESOP) contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On September 15, 2004, Central Pacific Financial Corp. (the Company) completed its merger with CB Bancshares, Inc. (CBBI) whereby the Company acquired all of CBBI’s outstanding shares for cash and stock. Pursuant to the merger agreement, the employees of CBBI and its subsidiaries are eligible to participate in the Company’s plan on substantially the same terms as the Company’s employees, taking into account for purposes of eligibility and vesting, service by employees of CBBI and its subsidiaries as if such services were with the Company. The Bank is a wholly owned subsidiary of the Company.

On August 17, 2005, the Bank acquired Hawaii HomeLoans, Inc. (HHL). Effective December 31, 2005, the Hawaii HomeLoans, Inc. 401(k) Retirement Savings Plan (HHL Plan) was terminated and plan assets of $1,568,032 were transferred from the HHL Plan to the Plan in July 2007. Upon the merger of the HHL Plan into the Plan, the provisions of this Plan, as amended, apply to the accounts transferred from the HHL Plan.

(b)	Participant Contributions

Participant contributions to the Plan are based on an elected percentage of 1% to 100% of participant compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

(c)	Employer Contributions – 401(k)

The Bank may make matching contributions to the Plan out of its own funds equal to 100% of the elective deferrals made by eligible participants, up to a limit of not less than 4% or more than 6% of the participant’s eligible compensation with the first 4% referred to as Base Matching Contributions and the balance, if any, referred to as Excess Matching Contributions. The Bank may also make discretionary contributions to eligible participant’s accounts. No discretionary contributions were made in 2009 or 2008.

(d)	Employer Contributions – Profit Sharing

The Bank’s annual profit sharing contribution is at the discretion of the Bank’s board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the Plan year. The participant must be employed on the last day of the Plan year to be eligible to share in any profit sharing contribution. The Bank made no profit sharing contributions for 2009 and 2008.

(e)	Employer Contributions – Employee Stock Ownership Plan

The Central Pacific Bank Employee Stock Ownership Plan was merged into the Plan effective July 1, 2003. The Bank may make ESOP contributions to the Plan at the discretion of the Bank’s board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the Plan year. No discretionary contributions were made in 2009 or 2008.

(f)	Participants’ Accounts and Forfeitures

Each participant’s account is credited with the participant’s contribution, the employer matching contribution, and any specified discretionary contributions, and is credited or charged with an allocation of Plan net earnings or losses and Plan administrative expenses. Daily allocations of Plan net earnings or losses are based on participants’ account balances at the end of the previous day. Forfeitures of employer contributions may be (1) reallocated to participants, (2) used to reduce employer contributions, or (3) used to offset Plan expenses. Prior to 2007, the Bank elected to reallocate forfeitures to participants. In February 2007, the Bank elected to use forfeitures to offset Plan expenses as allowed in the Plan document. At December 31, 2009, there were $537 of forfeited nonvested employer matching contributions and $1,019 of forfeited nonvested profit sharing contributions to be used to offset Plan expenses. At December 31, 2008, there were $7,244 of forfeited nonvested employer matching contributions and $4,962 of forfeited nonvested profit sharing contributions to be used to offset Plan expenses.

(g)	Vesting

Participant contributions and employer Base Matching Contributions plus actual earnings thereon are immediately vested. A participant’s balance of his or her employer Excess Matching Contribution account and the employer’s discretionary contributions are vested based on the participant’s years of service, at a rate of 20% per year.

(h)	Loans to Participants

Participants may borrow from their account up to 50% of their vested 401(k) account balance up to a maximum of $50,000, provided that the loan is paid back with interest within 5 years (or 15 years for the purchase of a primary residence). The loans are secured by the balance in the participant’s account and bear interest at prevailing rates. Participant loans may be granted for any personal reason. At December 31, 2009, participant loans bear interest at various rates ranging from 3.12% to 9.00% and mature in years beginning in 2010 through 2023. Participant loans are valued at amortized cost.

(i)	Payment of Benefits

Upon a participant’s death, disability, retirement, or other termination of employment with the Bank, the participant will elect to be paid either a lump-sum amount, periodic installments over a fixed period, a direct rollover to another qualified plan or traditional individual retirement account, or a combination of these options equal to the value of his or her account. If a participant’s vested interest in his or her account is $1,000 or less, the participant’s vested interest may be distributed to the participant in a lump sum as soon as practicable after the participant’s severance from employment. No consent of the participant is required for this involuntary cashout to be made.

(j)	Administration

The Plan is administered by an administrative committee, which is composed of certain appointed employees of the Bank. The administrative committee has the responsibility of selecting the investment options of the trust into which participants can direct their contributions.

Vanguard Fiduciary Trust Company (the Trustee) is the trustee of the Plan. The Trustee has the responsibilities of investing, holding, collecting, distributing, and accounting for the assets of the trust.

All expenses incurred in the administration of the Plan have been paid by the Bank to the extent not paid by the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

In accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 946, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in assets available for benefits are prepared on a contract value basis.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make a number of estimates and assumptions relating to the reported amounts of assets and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157 or ASC 820), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies to fair value measurements that are already required or permitted under existing accounting pronouncements with some exceptions. SFAS 157 retains the exchange price notion in defining fair value and clarifies that the exchange price is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability. It emphasizes that fair value is a market-based, not an entity-specific, measurement based upon the assumptions that market participants would use in pricing an asset or liability. As a basis for considering assumptions in fair value measurements, SFAS 157 establishes a hierarchy that gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). SFAS 157 expands disclosures about the use of fair value, including disclosure of the level within the hierarchy in which the fair value measurements fall and the effect of the measurements on earnings (or changes in assets) for the period. The Plan adopted SFAS 157 on January 1, 2008.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with ASC 820. ASC 820 discusses acceptable valuation techniques and inputs to these techniques. These inputs are assumptions market participants use in pricing investments. ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:

Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that require the use of significant judgment or estimation.

The common stock fund is valued at its year-end unit closing price (primarily comprised of year-end market price). Quoted market prices in active markets are used to value the mutual funds. The collective trust fund invests primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies which are fully benefit-responsive. This investment is presented at the fair value of units held by the Plan as of December 31 in the statements of assets available for benefits, including separate disclosure of the adjustment to contract value, which is equal to principal balance plus accrued interest. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.

Net depreciation in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Level 1	Level 2	Level 3	Total
December 31, 2009:
Mutual funds:
Balanced funds	$22,216,808	—	—	22,216,808
Stock – large cap funds	21,928,536	—	—	21,928,536
Bond funds	6,003,073	—	—	6,003,073
International funds	5,208,110	—	—	5,208,110
Stock – small cap funds	3,055,509	—	—	3,055,509
Other	10,302	—	—	10,302
Total mutual funds	58,422,338	—	—	58,422,338

Common stock fund	1,225,238	—	—	1,225,238
Collective trust fund	—	18,986,078	—	18,986,078
	$59,647,576	18,986,078	—	78,633,654
December 31, 2008:
Mutual funds:
Balanced funds	$17,878,381	—	—	17,878,381
Stock – large cap funds	15,077,000	—	—	15,077,000
Bond funds	5,512,179	—	—	5,512,179
International funds	2,758,192	—	—	2,758,192
Stock – small cap funds	2,168,850	—	—	2,168,850
Other	—	—	—	—
Total mutual funds	43,394,602	—	—	43,394,602

Common stock fund	10,114,998	—	—	10,114,998
Collective trust fund	—	20,452,508	—	20,452,508
	$53,509,600	20,452,508	—	73,962,108

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Risks and Uncertainties

The Plan may invest in various types of investment securities, including shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. stock fund (CPF Stock Fund). Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(3)	Financial Condition of Plan Sponsor

The Company, the Plan sponsor, entered into a consent order dated December 8, 2009 with its primary banking regulators that among other things restricts certain operations and requires the Company to increase its leverage and total risk-based capital ratios to at least 10% and 12%, respectively, by March 31, 2010 and maintain such levels thereafter. Failure to increase its capital ratios in accordance with its capital plan or further declines in its capital ratios exposes the Company to additional restrictions and regulatory actions, including seizure of Central Pacific Bank, the Company’s bank subsidiary. Through the date these financial statements were available to be issued, the Company has not been able to meet certain conditions stipulated in the aforementioned consent order. This situation raises substantial doubt about the Company’s ability to continue as a going concern. As discussed in note 2(f), the Plan holds investments in the Company’s common stock through the CPF Stock Fund.

(4)	Investments

The following presents investments as of December 31, 2009 and 2008. Investments that represent 5% or more of the Plan’s assets available for benefits are separately identified.

	2009	2008
Mutual funds:
Vanguard PRIMECAP Fund	$10,035,630	6,859,901
Vanguard Total International Stock Index Fund	5,208,110	2,758,192
Vanguard Target Retirement 2020 Fund	5,193,238	4,518,418
Dodge and Cox Stock Fund	4,747,601	3,354,802
Vanguard Target Retirement 2015 Fund	4,264,306	3,510,921
Others	28,973,453	22,392,368
	58,422,338	43,394,602
Common stock fund – Central Pacific Financial Corp.
stock fund	1,225,238	10,114,998
Collective trust fund – Vanguard Retirement Savings Trust,
at fair value	18,986,078	20,452,508
Adjustment from fair value to contract value	(410,444)	267,381
Collective trust fund, at contract value	18,575,634	20,719,889
Total investments	$78,223,210	74,229,489

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Mutual funds	$10,003,816	(19,512,912)
Central Pacific Financial Corp. stock fund	(8,614,652)	(8,403,516)
	$1,389,164	(27,916,428)

(5)	Related-Party Transactions

Plan investments include shares of mutual funds, shares of a collective trust fund, and participant loans managed by an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest. Administrative expenses paid to the Trustee amounted to $37,352 and $64,619 for the years ended December 31, 2009 and 2008, respectively.

Plan investments also include 938,180 and 997,517 shares of Central Pacific Financial Corp. common stock held in the CPF Stock Fund as of December 31, 2009 and 2008, respectively.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

(7)	Tax Status

The Plan obtained its latest determination letter in 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. The Company has identified a compliance issue with respect to the Plan and is working with its legal counsel to determine the necessary actions required to adequately resolve this technical plan compliance issue (note 9).

(8)	Plan Amendments

Effective October 1, 2007, the Plan limited participant investment holdings in the CPF Stock Fund to 20% of such participant’s total Plan account balance. This was adopted in order to limit the risk of single stock investments. Participants with CPF Stock Fund holdings greater than 20% on October 1, 2007 were grandfathered and not required to liquidate their holdings. However, these participants could not increase their holdings in the CPF Stock Fund and would be subject to the restriction if their holdings in the CPF Stock Fund fell below 20%.

Effective July 1, 2008, the Plan revised the definition of “Company” under the Plan to permit certain affiliated companies that have previously entered into joint venture agreements with the Company to participate in the Plan.

(9)	Technical Plan Compliance Issues

In 1999, the Plan was converted to a “safe-harbor” 401(k) plan. A “safe-harbor” plan automatically meets the nondiscrimination tests under Section 401(k) of the Code because the employer makes certain required contributions. However, the Bank never intended to and never has matched contributions made under a Cash or Deferred Arrangement (CODA) option, which through December 31, 2005 allowed participants to receive one-half of their profit-sharing contribution allocation in cash or defer such amount to their 401(k) account. Since CODA contributions were not matched, the Plan has never met the safe harbor requirements. The Company voluntarily proposed to correct these specific ERISA violations through a Voluntary Correction Program (VCP) filing with the IRS in July 2007. The Company made an accrual in 2005 for CODA matching contributions, including earnings thereon, amounting to $398,098 for the years 2000 through 2005. The Company does not believe that an accrual for profit sharing contributions or interest thereon is necessary for participants not employed on the last day of the year since it was always its intent that participants be employed on the last day of the year. In addition, all Plan correspondence to participants indicated that participants had to be employed on the last day of the Plan year. The Company received notification from the IRS in November 2007 that the corrections proposed by the Company adequately resolve the technical plan compliance issues. The CODA matching contributions and earnings thereon were subsequently paid by the Company to the Plan in February 2008.

The employer’s matching contributions for the years 1996 through 2007 were overstated due to an administrative error in the calculation of such amounts for the initial year that new participants in the Plan were eligible to receive such contributions. The amount of excess contributions was not significant to the Plan’s financial statements in any individual year. The Company voluntarily proposed to correct this technical plan compliance issue through a VCP filing with the IRS in December 2009. The Company has not yet received notification from the IRS as to the status of the proposed correction.

(10)	Subsequent Events

There were no material subsequent events that have occurred which would require recognition or disclosure in the financial statements.

			Schedule

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

		(c)
		Description of investment,
	(b)	including maturity date,	(d)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	value
*	Vanguard PRIMECAP Fund	Mutual fund, 168,865 shares	$10,035,630
*	Vanguard Total International Stock
	Index Fund	Mutual fund, 361,423 shares	5,208,110
*	Vanguard Target Retirement 2020 Fund	Mutual fund, 260,182 shares	5,193,238
	Dodge and Cox Stock Fund	Mutual fund, 49,382 shares	4,747,601
*	Vanguard Target Retirement 2015 Fund	Mutual fund, 377,039 shares	4,264,306
*	Vanguard Growth and Income Fund	Mutual fund, 153,907 shares	3,598,357
*	Vanguard Total Stock Market Index
	Fund	Mutual fund, 129,215 shares	3,546,948
*	Vanguard Long-Term Investment Grade
	Fund	Mutual fund, 379,105 shares	3,381,614
*	Vanguard Target Retirement 2025 Fund	Mutual fund, 289,208 shares	3,273,830
	Schroder U.S. Opportunities Fund	Mutual fund, 153,930 shares	3,055,509
*	Vanguard Target Retirement 2010 Fund	Mutual fund, 146,702 shares	3,010,331
*	Vanguard Total Bond Market Index Fund	Mutual fund, 253,281 shares	2,621,459
*	Vanguard Target Retirement 2030 Fund	Mutual fund, 102,008 shares	1,969,771
*	Vanguard Target Retirement 2035 Fund	Mutual fund, 133,210 shares	1,547,897
*	Vanguard Target Retirement 2005 Fund	Mutual fund, 106,258 shares	1,166,712
*	Vanguard Target Retirement 2040 Fund	Mutual fund, 33,970 shares	647,129
*	Vanguard Target Retirement Income	Mutual fund, 58,400 shares	618,452
*	Vanguard Target Retirement 2050 Fund	Mutual fund, 16,321 shares	311,893
*	Vanguard Target Retirement 2045 Fund	Mutual fund, 17,741 shares	213,249
*	Vanguard Prime Money Market Fund	Mutual fund, 10,302 shares	10,302
	Total mutual funds		58,422,338
*	Central Pacific Financial Corp.
	stock fund	Common stock fund, 935,296 units	1,225,238
*	Vanguard Retirement Savings Trust	Collective trust fund, 18,575,634 units
		at contract value, fair value of
		$18,986,078	18,575,634
*	Participant loans	200 total loans, with interest rates from
		3.12% to 9.00%, maturing in years
		beginning in 2010 through 2023	1,454,374
			$79,677,584

* Party-in-interest.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Pacific Financial Corporation who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN

Date: June 29, 2010	By:	/s/ Karen Street
Karen Street
Executive Vice President and Director of Human Resources

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm